December 12, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:         Clancy Corp.

Registration Statement on Form S-1

Filed September 19, 2016

File No. 333-213698

Ladies and Gentlemen:

This letter sets forth the responses of Clancy Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of October 13, 2016.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response.

There have been and will be no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications other than the prospectus which is the subject of this registration.

2. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Response.  As defined in Rule 405 of Regulation C and Rule 12-b2 of the Securities Exchange Act, a shell company is a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, with nominal operations and either: (1) no or nominal assets; (2) assets consisting solely of cash and cash equivalents; or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company is not a shell company because its operations are not nominal. The Company’s activities, as set forth below, are consistent with those of a typical development stage company – obtaining capital, retaining management, retaining assets necessary for manufacturing its product, evaluating marketing opportunities, conducting due diligence, evaluating potential clients and assignments and further developing its operational, reporting and accounting systems. A development stage/startup company is not a shell company. Just because a company has limited operating history, does not mean that the company meets the definition of having no or nominal operations. See SEC Release 33-8869, fn 172.

               The Company is a Nevada corporation incorporated on March 22, 2016 and has at all relevant times thereafter been actively engaged in developing its business by entering a contract, acquiring the necessary equipments for its business operation and entering into a lease for space for its operations. The Company has entered into a contract with Afrodita Co. (“Afrodita”), to purchase the Company’s soap productions. The contract is for a term of one year and will benefit the Company as it goes forward.

Since its incorporation, the Company has purchased equipments and raw materials from HODM Professionals Limited, which is necessary for its soap making business. The Company has invested in a soap making machine, a soap cutting machine, Buckets type 1201, Buckets type 81 and scales. The Company has purchased molds for the soap making enterprise, including, but not limited to, cube, round, heart and flowers shapes. In addition, the Company has also spent considerable sums on oil, lye, color soap base, decorative items for the soaps and wrapping materials. The Company has also signed a lease for office space located at str. Vitzantiou 28, Stovolos, Lefkosia, Cyprus, 2006 to manage the Company’s operations, production and customers meeting. Through its efforts, the Company has generated initial revenues in the amount $1,500 for its short period of existence.

               In addition, the Company spent considerable time and expense preparing its Registration Statement on Form S-1 (the “Registration Statement”), which was ultimately filed on September 18, 2016. It also engaged its auditors and a transfer agent. The Company’s activities are those of a development stage company engaging in normal business operations.

Accordingly, the designation of the Company as a shell company would undoubtedly be overbroad in that any development stage company would be deemed a shell. It is readily apparent that the Company has been actively engaged in the development of its business. To ignore that fact and focused rather on the Company’s limited operating history would be contrary to the SEC’s own interpretation of the law.

3. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no products, no arrangements for additional financing and nominal assets consisting only of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response.  The Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended (“Rule 419”) and, therefore, the registration statement need not be amended to comply with the requirements of Rule 419.

Pursuant to Rule 419 a blank check company is:

               1.            a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entities or persons; and

               2.            is issuing “penny stock,” as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.

While the Company is a development stage company, it is not a blank check company. The Company has revenues, products, arrangement for additional financial, a specific business purpose and has not indicated that it has any plans or intention to engage in a merger or acquisition with an unidentified company or companies, or other entities or persons.

The Company has entered into a contract with Afrodita for  purchase the Company’s soap productions. In its short period of existence, the Company has generated initial revenues of $1,500. For more one the Company’s operation, see the Company’s Response to Comment 2.

Although, the Company has limited resources, assets and a going concern paragraph in its auditors report, this is a common feature of development stage companies. The Company has, and continues to, explore all avenues to develop its business plan and operation.

Lastly, the company has updated its prospectus to reflect that it has no interest to engage in a merger or acquisition with an unidentified company or companies, or other entities or persons. The cover page of the prospectus has been updated as follows:

“Clancy Corp. is not a BLANK CHECK company. We have no plans, arrangements, commitments or understandings to engage in a merger or acquisition with an unidentified company or companies, or other entities or persons.”

For the reasons stated, the Company is not a blank check company.

Outside Front Cover Page of the Registration Statement

4. Please include the name, address including zip code, and telephone number, including area code, of your agent for service on the outside front cover page of the registration statement.

Response.  The information was included on the cover page.

Front Cover Page of Prospectus

5. Please move the legend in the final paragraph on page 2 to the outside front cover page of your prospectus. Please refer to Item 501(b)(10) of Regulation S-K. Please ensure that the cover page to your prospectus is one page.

Response.  The information was removed as required.

6. Please include the total amount of proceeds you may receive from this offering on the prospectus cover page. See Item 501(b)(3) of Regulation S-K.

Response.  The information was included on the prospectus cover page.

Prospectus Summary, page 5

7. Please remove the disclosure that advises investors that information is accurate only as of the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response. The disclosure was removed.

Risk Factors, page 9

8. It appears that your sole executive officer and director is not a resident of the United States. Please provide a new risk factor that addresses, as applicable, the difficulties associated with an investor’s ability to: effect service of process within the United States against Ms. Kologrim; enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against Ms. Kologrim in the United States; enforce in a Cyprus court United States court judgments based on the civil liability provisions of the United States federal securities laws against Ms. Kologrim; and bring an original action in a Cyprus court to enforce liabilities based upon the United States federal securities laws against Ms. Kologrim.

Response. The risk factor was added.

Plan of Distribution, page 19

9. Please provide sufficient disclosure on the manner in which the securities will be offered. For example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings. Please provide us copies of any materials that you intend to use to solicit investors.

Response. The disclosure was provided.

Description of Business - In General, page 21

10. In the first paragraph, you state that “since incorporation, we have made significant purchase of assets, namely we rent our office in Cyprus.” However, it does not appear from your financial statements that any significant assets have been purchased. Additionally, the rental of an office would not constitute a purchase of assets. Please advise or revise your disclosure as appropriate.

Response. The disclosure was revised.

11. We note your disclosure that you rent your office in Cyprus. Please describe the material terms of your lease agreement.

Response. The material terms of our lease agreement was described.

   12. Please clarify whether you intend to produce your products in China or Cyprus. Please also describe the market(s) that you intend to sell your products and how you plan to distribute your products. See Items 101(h)(4)(i) and 101(h)(4)(ii) of Regulation S-K.

Response.  The statement was clarified and described.

13. We note your disclosure on pages 21 and 22 that you have entered into supply agreements. Please include a discussion of the material terms of any supply agreements and file such supply agreements as exhibits in your next amendment.

Response. The purchase agreement was added.

Development, Production and Distribution, page 25

14. We note disclosure of your website and the websites of your competitors. Please revise to clarify whether you intend to incorporate these websites and their contents into your prospectus. Please see our Use of Electronic Media, Interpretive Release No. 33-7856 (Apr. 28, 2000) for further guidance regarding the use of hyperlinks in your prospectus.

Response. The hyperlinks were removed.

Employees and Employment Agreements, page 26

15. We note disclosure here that you have no employees and your sole officer and director is an independent contractor. We also note disclosure on page 32 that you have one employee. Please revise to make your disclosures consistent.

Response. The disclosure was revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 27

Summary of Significant Accounting Policies – Income Taxes, page 30

16. You state that “as we become profitable, and have sustained revenue within Cyprus, we may become subject to Latvian taxes.” Please explain to us why you would be subject to Latvian taxes or revise your disclosure as appropriate.

Response. The disclosure was revised.

Directors, Executive Officers, Promoters and Control Persons, page 31

17. Please revise to clarify the time periods Ms. Kologrim was employed with Erma Cakes Ltd and Gemigar Ltd.

Response.  The statement was clarified.

Security Ownership of Certain Beneficial Owners and Management, page 34

18. Please revise your disclosure regarding Ms. Kologrim to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as your director in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K.

Response. The disclosure was provided at Directors, Executive Officers, Promoters and Control Persons, page 31.

19. Please provide an address for your beneficial owner in accordance with Item 403 of Regulation S-K.

Response.  The address was provided.

Certain Relationships and Related Transactions, page 35

20. We note exhibit 10.2, the verbal agreement that Ms. Kologrim will grant you a $40,000 loan. Please disclose the $40,000 verbal agreement loan in this section. Please also clarify whether the $728 loan was pursuant to the verbal agreement.

Response. The statement was disclosed and clarified.

Disclosure of Commission Position on Indemnification for Securities Act, page 35 Liabilities, page 35 Indemnification of Directors and Officers, page 49

21. On pages 35 and 49 you state that your bylaws and articles provide that you will indemnify your officers and directors to the fullest extent permitted by law. However, your Articles of Incorporation and Bylaws do not include any provisions regarding indemnification. Please revise. Please see Item 702 of Regulation S-K.

Response. The Registration Statement has been amended on pages 35 and 49 to reflect that the Company’s bylaws and articles of incorporation do not provide indemnification for its officers and directors.

Report of Independent Registered Public Accounting Firm, page F-1

22. We note several disclosures throughout the filing where you indicate that the audit opinion “includes a statement expressing uncertainty as to our ability to continue as a going concern.” While this appears to be appropriate given your financial position, the auditors’ report does not provide a going concern opinion. Please have your auditors revise their report or tell us how they evaluated whether there was substantial doubt about your ability to continue as a going concern. Refer to AU 341 for guidance.

Response. The report was revised.

23. The auditors’ report states that the consolidated statements of operations, stockholders' equity and cash flows for the fiscal year then ended were audited. Please have your auditors revise the introduction and opinion paragraphs to specifically state that the period audited was from March 22, 2016 (date of inception) to July 31, 2016. Please also have your auditors remove the reference to consolidated financial statements as it appears you have no subsidiaries. Refer to Rule 2.02 of Regulation S-X. This comment also applies to the second bullet of the consent of your independent registered public accounting firm, filed as Exhibit 23.2.

Response. The report was revised.

Note 3 – Summary of Significant Accounting Policies, page F-6

24. Please revise your registration statement to identify your reporting and functional currencies, as well provide your accounting policies for foreign currency translation and transactions. Refer to ASC 830 for guidance.

Response. The reporting and functional currency was identified.

Note 9 – Subsequent Events, page F-9

25. Please revise your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

Response. The date was indicated.

Exhibits and Financial Statement Schedules, page 50

26. Please file counsel’s consent to the prospectus discussion of the opinion in the exhibit list. Refer to Rule 436 of Regulation C and Section IV of Staff Legal Bulletin No. 19.

Response.  The counsel’s consent was filed.

Exhibit 5.1 Legal Opinion

27. Please have counsel revise the legal opinion to opine on the corporate laws of Nevada, the jurisdiction of incorporation of Clancy Corp. See Staff Legal Bulletin No. 19 Section II. B. 3. c.

Response.  The Company acknowledges the Staff’s comment. The Company has provided a revised legal opinion as requested and filed the revised legal opinion as Exhibit 5.1 with the Amendment.

Exhibit 23.2

28. Please revise to include consent for the expert reference included in your registration statement on page 35. Refer to Rule 436 of Regulation C.

Response.  The consent was revised and included.

Very Truly Yours,

Iryna Kologrym

President of Clancy Corp.